EXHIBIT 99.1

Addex Successfully Completes $11.5 Million Capital Increase Including Full Exercise of Underwriter’s Option to Purchase Additional Securities

Geneva, Switzerland, January 11, 2021 – Addex Therapeutics Ltd (SIX: ADXN and Nasdaq: ADXN), a clinical-stage pharmaceutical company pioneering allosteric modulation-based drug discovery and development, announced today the successful completion of the previously announced global offering of 6,900,000 shares (New Shares) (including 6,750,000 shares delivered in the form of 1,125,000 American Depositary Shares, or ADSs) on the Nadaq Capital Market at a price of approximately CHF1.47 per share or $10.00 per ADS, including the full exercise of the underwriter’s option to purchase additional securities. Each ADS represents the right to receive six shares of Addex. The aggregate gross proceeds from the offering are $11.5 million, before deducting the underwriting discounts and commissions and offering expenses payable by Addex.

Addex intends to use the net proceeds from the global offering, together with cash on hand, mainly to advance development of its portfolio of proprietary drug candidates based on its allosteric modulator development capabilities. These include dipraglurant, an mGlu5 negative allosteric modulator, for use in Parkinson's disease and dystonia, and its preclinical pipeline.

H.C. Wainwright & Co. acted as sole book-running manager for the offering.

The New Shares are expected to begin trading on the SIX Swiss Exchange on January 12, 2021.

The shares, which are to be settled primarily in the form of ADSs, were offered and sold pursuant to the Company's previously filed registration statement on Form F-1 (File No. 333-251322), as amended, with the U.S. Securities and Exchange Commission (SEC) and declared effective by the SEC on January 6, 2021. The offering has been made by means of a prospectus. An electronic copy of the final prospectus may be obtained by contacting H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, NY 10022, by telephone at (646) 975-6996 or e-mail at placements@hcwco.com or on the SEC’s website at SEC.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. There is no intention or permission to publicly offer, solicit, sell or advertise, directly or indirectly, any securities of Addex Therapeutics Ltd in or into Switzerland within the meaning of the Swiss Financial Services Act ("FinSA"). Neither this document nor any other offering or marketing material relating to these securities, such as the shares, constitutes or will constitute a prospectus pursuant to the FinSA, and neither this document nor any other offering or marketing material relating to the shares constitutes a prospectus pursuant to the FinSA, and neither this document nor any other offering or marketing material relating to the shares may be publicly distributed or otherwise made publicly available in Switzerland.

About Addex Therapeutics:
Addex Therapeutics is a clinical-stage pharmaceutical company focused on the development and commercialization of an emerging class of novel orally available small molecule drugs known as allosteric modulators for neurological disorders. Allosteric modulators offer several potential advantages over conventional non-allosteric molecules and may offer an improved therapeutic approach to conventional "orthosteric" small molecule or biological drugs. Addex's allosteric modulator drug discovery platform targets receptors and other proteins that are recognized as essential for therapeutic intervention. Addex's lead drug candidate, dipraglurant (mGlu5 negative allosteric modulator or NAM), is poised to start  a pivotal registration clinical trial for Parkinson’s disease levodopa induced dyskinesia (PD-LID) in H1 2021. Addex is also investigating dipraglurant's therapeutic use in blepharospasm (a type of dystonia), for which a clinical trial is expected to be initiated in H1 2021. Addex's third clinical program, ADX71149 (mGlu2 positive allosteric modulator or PAM), developed in collaboration with Janssen Pharmaceuticals, Inc., is scheduled to enter a phase 2a proof of concept clinical study for the treatment of epilepsy in H1 2021. Addex’s GABAB PAM program has been licensed to Indivior PLC for the treatment of addiction. Preclinical programs include GABAB PAM for CMT1A, mGlu7 NAM for PTSD, mGlu2 NAM for mild neurocognitive disorders, mGlu4 PAM for Parkinson’s disease and mGlu3 PAM for neurodegenerative disorders. Addex is listed on the SIX Swiss Exchange and NASDAQ Capital Market, and trades under the ticker symbol "ADXN".

Press Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 Email: PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)20 7318 2955 msinclair@halsin.com

Forward Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including in respect of the anticipated initiation of clinical trials. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release,  are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. These and other risks and uncertainties are described in greater detail in the section entitled “Risk Factors” in Addex Therapeutics’ Annual Report on Form 20-F for the year ended December 31, 2019, as filed with the SEC on April 27, 2020, the prospectus related to the global offering and other filings that Addex Therapeutics may make with the SEC in the future. Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements.